CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

OF

BRANDES INVESTMENT TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.              Name of Statutory Trust:  Brandes Investment Trust (the "Trust").

2.              The Certificate of Amendment to the Certificate of Trust is hereby amending Article TENTH in its entirety to read as follows:

TENTH:  On November 17, 2011, the Trust’s Board of Trustees approved the establishment of the Brandes Credit Focus Yield Fund, as a new series of the Trust, to commence operations on or about February 1, 2012.

3.              This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 31st day of January 2012.

By:                 /s/Gary Iwamura
Gary Iwamura, Treasurer